UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
Arlington Hospitality, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03070-D-209
(CUSIP Number)
Michael P. Holtz
490 East Route 22
North Barrington, IL  60010
(847) 277-0068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 16, 2003
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ?240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /  /.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Michael P. Holtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /		(b) /  /
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	/  /
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH
7.	SOLE VOTING POWER 	470,000

8.	SHARED VOTING POWER 	      -0-

9.	SOLE DISPOSITIVE 		470,000

10.	SHARED DISPOSITIVE	       -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             470,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN
SHARES (See Instructions)	/  /
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.3%
14.	TYPE OF REPORTING PERSON (See Instructions)
             IN
Item 1.		Security and Issuer.
            Common Stock, par value $0.005 per share
            Arlington Hospitality, Inc. (?Arlington?)
            2355 South Arlington Heights Road
            Suite 400
            Arlington Heights, Illinois 60005
Item 2.		Identity and Background.
            (a)	Name:  Michael P. Holtz
            (b)	Business Address:
                  490 East Route 22
                  North Barrington, IL  60010
(c)	Mr. Holtz?s principal occupation is being the president
of MPH Hotels Inc., located at 490 East Route 22, North Barrington, IL  60010.
(d)	During the past five years, Mr. Holtz has not been convicted in a criminal proceeding (excluding traffic violations
and similar misdemeanors).
(e)	During the last five years Mr. Holtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Holtz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any
violation with respect to such laws.
(f)	Mr. Holtz is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Considerations.
            Mr. Holtz received all of the options as compensation
for services rendered to Arlington.
Item 4.		Purpose of Transaction.
            The options were received by Mr. Holtz as compensation
for services rendered to Arlington.
            Mr. Holtz presently does not have any definite plans
regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company
or any of its subsidiaries.
            Mr. Holtz reserves the right to acquire additional
shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals
deemed available regarding the Company.
Item 5.	Interest in Securities of the Issuer.
(a)	Mr. Holtz beneficially owns 470,000 shares of Common
Stock of Arlington through options to purchase 470,000 shares.
(b)	Mr. Holtz has sole voting power and sole dispositive
powers with respect to all 470,000 shares of Common Stock he beneficially owns.
(c)	On June 16, 2003, Mr. Holtz sold 237,408 shares of
Common Stock of Arlington (valued at $3.27 per share).
(d)	Not applicable.
(e)	Not applicable.
Item 6.		Contracts, Arrangements, Understanding or Relationships
with Respect to Securities of the Issuer.
            Mr. Holtz is not a party to any contracts,
arrangements, understandings or relationships with respect
to securities of Arlington.
Item 7.		Material to be filed as Exhibits.
            None.

Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2004
                                    Michael P. Holtz








CHI99 4314777-1.032381.0010



CHI99 3601030-2.032381.0010

CUSIP No. 03070-D-209